

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 2, 2017

N L Luff
Chief Financial Officer
RELX PLC & RELX NV
1-3 Strand,
London, WC2N 5JR, England

> **Re:** **RELX PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed March 7, 2017**
> **File No. 001-13334**
> **RELX NV**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed March 7, 2017**
> **File No. 001-13688**

Dear Mr. Luff:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

1. Please revise your disclosure here and throughout your filing, including in documentation incorporated by reference to present GAAP measures with equal or greater prominence to non-GAAP measures. For example, on page 14 you present Revenue and Total Adjusted Operating Profit, but do not present Total Operating Profit on a GAAP basis until you present the reconciliation on page 15. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of staff's Compliance and Discussion Interpretations on Non-GAAP Financial Measures for further guidance.

Exhibit 15.2
Cash Flows- Conversion of Adjusted Operating Profit into Cash, page 55

2. It appears that you are reconciling a Non-GAAP measure (Adjusted Operating Profit) to another Non-GAAP measure (Adjusted cash flow). Please revise to reconcile the Non – GAAP measure to its most comparable GAAP/IFRS measure, additionally please begin the reconciliation with the GAAP/IFRS measure. Please see Rule 100(a) of Regulation G for further guidance.

Free Cash Flow, Page 55

3. It appears that you are reconciling a Non-GAAP measure (Adjusted cash flow) to another Non-GAAP measure (Free cash flow before and post dividends). Please revise to reconcile the Non – GAAP measure to its most comparable GAAP/IFRS measure, additionally please begin the reconciliation with the GAAP/IFRS measure. Please see Rule 100(a) of Regulation G for further guidance.

Return on invested Capital, Page 57

4. We note that you present a measure titled "Return on Invested Capital," however you use a Non-GAAP/IFRS amount (Adjusted Operating Profit) to calculate this measure. Please revise to retitle this measure to make it clear that it is a Non- GAAP measure. Additionally, please revise to present the most comparable GAAP/IFRS measure. Please see Rule 100(a) of Regulation G for further guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure